

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Josephine Chaus
Chief Executive Officer and Chairwoman,
Bernard Chaus, Inc.
530 Seventh Avenue
New York, NY 10018

> **Re:**   **Bernard Chaus, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 21, 2012 by Bernard Chaus, Inc. et al.**
> **File No. 005-37972**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2012**
> **File No. 001-09169**

Dear Ms. Chaus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

General

1.   We note that you have responded to comment 1 of our letter dated May 11, 2012 by adding Mr. Camuto and his related trust as filing persons. Please provide in your proxy statement the information required by Item 1002(e)-(f), Item 1003(a)-(c), Item 1008, Item 1004(e), Item 1013, Item 1014, Item 1015 and Item 1012(d) and (e) of Regulation M-A with respect to these filing persons. Please also disclose the affiliation of the trust with Camuto Consulting Inc. We note in this regard that the definition of "Camuto Group" in the Schedule 13E-3 was revised to include these persons, but a similar change was not made in the proxy statement. Please also advise why the trust was not included as a beneficial owner on Mr. Camuto's amended Schedule 13D.

Revised Preliminary Proxy Statement on Schedule 14A filed May 21, 2012

General

2.   We note your response to comment 4 of our letter dated May 11, 2012. Please disclose prominently and clearly that approval of the transaction is assured, regardless of how the unaffiliated shareholders cast their votes.

Business and Background of Natural Persons Related to the Camuto Group and Investor Newco

Executive Officers, page 14

3.   As requested, please make the disclosures required by Item 1003(c)(5) of Regulation M-A with respect to these persons.

Recommendation of Our Board of Directors and Special Committee…, page 20

The Committee, page 20

4.   We partially reissue comment 11 of our letter dated May 11, 2012. Please confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

5.   We partially reissue comment 12 of our letter dated May 11, 2012. Please advise us why you have not provided any disclosure under Item 1011(b) of Regulation M-A, or a shareholder vote pursuant to Rule 14a-21.

Opinion of National Securities, page 25

6.   We note the criteria used to select the comparable companies. Please disclose the market capitalization of Bernard Chaus and the comparable companies.

7.   We partially reissue comment 21 of our letter dated May 11, 2012. Please include Bernard Chaus in the tables on page 27 and 29, for comparison.

Positions of the Family Shareholders, Family Newco, the Camuto Group…, page 33

8.   We note your response to comment 26 of our letter dated May 11, 2012. Expressly disclose, if true, that the surviving company and the filing persons will be the sole beneficiaries of your net operating loss carry-forwards, and quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

9.   We reissue comment 16 of our letter dated May 11, 2101with respect to the Camuto Group, Investor Newco, Mr. Camuto and his related trust.

Employee Benefits, page 34

10.   We reissue comment 29 of our letter dated May 11, 2012. We continue to note the vague reference to "certain compensation and benefits." Please specify the specific benefits to each officer and director as set forth in the merger agreement in this section, including a quantification for each individual.

The Business, page 46

11.   We partially reissue comment three of our letter dated May 11, 2012. Please provide the disclosure required by Part C of Form S-4. See Item 14(c)(2) of Schedule 14. In particular, please provide the complete business information required by Item 101 of Regulation S-K.

12.   Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director